July 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ruairi Regan
Brigitte Lippmann
Babette Cooper
Isaac Esquivel

Re:	SilverBox Corp IV
Registration Statement on Form S-1
Filed June 18, 2024
File No. 333-280315

Ladies and Gentlemen:

On behalf of our client, SilverBox Corp IV (the “Company,” “we,” “our” or “us”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 15, 2024 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, each of the Staff’s comments contained in the Comment Letter is duplicated below in bold and is followed by the Company’s response.

All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), unless otherwise noted. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

July 23, 2024

Registration Statement on Form S-1

Cover Page

1.	Please state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. Also disclose the “certain conditions as further described herein” relating to the redemptions or provide a cross-reference to the detailed disclosure in the prospectus.

Response: We have revised the cover page of the Amended Registration Statement.

2.	Please revise your disclosure throughout the filing to reflect that your sponsor will purchase 400,000 rather than 4,000,000 units.

Response: We have revised the disclosure in the Amended Registration Statement on the cover page and pages 1, 4, 27 and 111.

3.	With respect to the 350,000 private placement units that the sponsor non-managing members have expressed an interest to purchase, please clarify whether these units are part of or in addition to the 400,000 private placement units to be purchased by your sponsor.

Response: We have clarified the disclosure in the Amended Registration Statement on the cover page and pages 4, 5, 27, 74, 111, 112, 162, 165 and F-14.

4.	In the paragraph where you disclose the payment for office space, please also disclose the amount of loan reimbursements. See Item 1602(a)(3) of Regulation S-K.

Response: We have revised the cover page of the Amended Registration Statement.

5.	In the paragraph where you disclose the dilution relating to the founder shares, also disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares. See Item 1602(a)(3) of Regulation S-K.

Response: We have revised the cover page of the Amended Registration Statement.

6.	In the paragraph where you disclose conflicts of interest, please highlight the cross-reference. See Item 1602(a)(5) of Regulation S-K.

Response: We have revised the cover page of the Amended Registration Statement.

7.	In the paragraph where you disclose the financial advisory services provided by SilverBox Securities, please state there may be actual material conflicts of interest between SilverBox Securities and purchasers in the offering and provide a highlighted cross-reference to the detailed disclosure in the prospectus. See Item 1602(a)(3) and Item 1602(a)(5) of Regulation S K.

Response: We have revised the cover page of the Amended Registration Statement.

July 23, 2024

8.	Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of Regulation S-K.

Response: We have revised the cover page of the Amended Registration Statement.

Summary, page 1

9.	In your table on page 4, please also disclose the amount of loan reimbursements and the anti-dilution adjustment of the founder shares. Also, describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on page 5.

10.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 13 and 121.

11.	We note your disclosure that you may need to obtain additional financing either to complete an initial business combination or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 6, 15 and 107.

12.	Where you disclose conflicts of interest throughout the filing, as applicable, please also disclose that the executive officers of SilverBox III and SilverBox IV are identical and that SilverBox III has not yet identified a target for a business combination. Therefore, there appears to be a material conflict of interest in seeking potential targets. Also disclose the actual conflict of interest that SilverBox Securities LLC has in acting as your independent financial advisor in connection with the offering. See Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 3, 12, 13, 43, 44, 75, 76, 110, 120 and 156.

July 23, 2024

13.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the payment to SilverBox Securities that will be paid upon completion of a business combination and the potential fees to SilverBox Securities for financial advisory services. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with members of your management team, Founder Group or Advisory Group. See Item 1602(b)(7) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 43 and 44.

Risk Factors, page 49

14.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We supplementally advise the Staff that our sponsor is a Delaware limited liability company, is controlled by our Chief Executive Officer and Chairman, Stephen Kadenacy, and our Founding Partner, Joseph Reece, each of whom is a U.S. citizen. Further, the sponsor does not have any substantial ties to a non-U.S. person, and, other than our Chief Investment Officer, Duncan Murdoch, no other member of the sponsor is a non-U.S. person. Mr. Murdoch is an Australian citizen. Further, Mr. Murdoch does not control the sponsor and holds an immaterial interest in the sponsor. Accordingly, we advise the Staff that the Registration Statement need not be revised to include the additional risk factor disclosure as it is not a material risk to our ability to consummate an initial business combination.

July 23, 2024

If we are deemed to be an investment company under the Investment Company Act, page 75

15.	Please revise your disclosure in this section to state clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: We have revised the disclosure in the Amended Registration Statement on pages 79 and 80.

Proposed Business, page 107

16.	Under Overview, please also describe the experience of the sponsor in organizing Boxwood Merger Corp. and the business combination with Atlas Technical Consultants, Inc. Also disclose that SilverBox III has not yet identified a target for a business combination. See Item 1603(a)(3) of Regulation S-K. Please clarify how opportunities to acquire targets are allocated among SPACs.

Response: We have revised the disclosure in the Amended Registration Statement on pages 110, 111 and 156.

17.	Under Our Sponsor, based on the indications of interest by the sponsor non-managing members and the intentions of each Advisory Group member to invest in the sponsor, please disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: We respectfully advise the Staff that none of the sponsor non-managing members has a material interest in our sponsor; accordingly, no additional disclosure is required pursuant to Item 1603(a)(7) of Regulation S-K. As disclosed in the Registration Statement, none of the sponsor non-managing members will hold voting interests in our sponsor nor have any rights to control our sponsor or to vote or dispose of any securities held by our sponsor. We note that the sponsor non-managing members are large institutional investors and the proposed investment by such institutional investors in our sponsor represents one of many similar investments in other sponsors of special purpose acquisition companies, where the complete loss of any such investments, including the proposed investment in our sponsor, would not have an adverse effect on any such institutional investors. We have also eliminated all references to the Advisory Group in the Amended Registration Statement.

July 23, 2024

18.	In the table on page 108, please also describe the amount of loan reimbursements, the anti-dilution adjustment of the founder shares, and repayment of out-of-pocket expenses. Also disclose that in addition to the services agreement with SilverBox Securities in connection with this offering, you may pay SilverBox Securities fees for services provided after the offering. Finally, disclose the circumstances under which the sponsor, directly or indirectly, has transferred or could transfer ownership of your securities to the sponsor non-managing members and the Advisory Group members. See Item 1603(a)(6) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on page 112.

19.	In the table on page 109, please also describe the lock up agreement with the underwriter referred to on page 197 and the transfers permitted by virtue of the sponsor’s LLC agreement referenced in romanette (iv). See Item 1603(a)(9) of Regulation S-K. Also explain how these restrictions relate to your agreements with the sponsor non-managing members, the Advisory Group members, and any other potential sponsors. Also disclose any circumstances under which the sponsor could forfeit securities, such as in connection with a de-SPAC. See Item 1603(a)(6) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 114, 130, 134, 159 and 163. As regards the transfer restrictions and how they relate to the sponsor non-managing members, we advise the Staff that the sponsor non-managing members will only hold Company securities indirectly through non-controlling and non-voting membership interests in our sponsor. Our sponsor cannot transfer any Company securities directly to the sponsor non-managing members until the lock-up periods specified in the Registration Statement expire.

Management, page 145

20.	Under Conflicts of Interest and throughout the filing you refer to your Advisory Group without identifying the individual members or describing any actual or potential material conflicts of interest related to these members. Please identify the members in your Advisory Group and describe the specific material conflicts of interests. File any agreements with any members of your Advisory Group as exhibits.

Response: We have eliminated all references to the Advisory Group in the Amended Registration Statement.

21.	Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.

Response: We have revised the disclosure in the Amended Registration Statement on pages 13, 43, 120 and 156.

July 23, 2024

22.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the payment to SilverBox Securities that will be paid upon completion of a business combination and the potential fees to SilverBox Securities for financial advisory services. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with members of your management team, Founder Group or Advisory Group. See Item 1603(b) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 156, 157 and 158.

23.	Please disclose any circumstances under which the sponsor may forfeit shares in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K.

Response: We have revised the disclosure in the Amended Registration Statement on pages 6 and 159.

Exhibits

24.	Please file the services agreement with SilverBox Securities as an exhibit.

Response: We have filed the agreement with SilverBox Securities LLC as Exhibit 10.9 to the Amended Registration Statement.

July 23, 2024

General

25.	We note your disclosure that the sponsor non-managing members have indicated an interest to purchase 17,060,000 units in this offering at the offering price. We also note that the sponsor non-managing members may purchase a different amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your securities that will enter the public market through sales to the public, as opposed to the sponsor non-managing members, please disclose whether there is a ceiling on the amount that may be purchased by the sponsor non-managing members and quantify any ceiling. If there is no ceiling, disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company’s eligibility to list its securities on the NYSE. Please provide appropriate risk factor disclosure, including the potential conflicts of interest with the sponsor non-managing members in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units, and the ability to pursue a business combination with a company that is affiliated with the sponsor non-managing members, as noted on page 11.

Response: We have revised the disclosure in the Amended Registration Statement on the cover page and pages 29 and 162. Assuming the institutional investors acquire 17,060,000 units in the offering, we advise the Staff that we do not expect there to be any adverse impact on our ability to list our securities on NYSE. Additionally, we respectfully advise the Staff that the Amended Registration Statement contains risk factor disclosure on pages 72 and 74, regarding potential conflicts of interest for the sponsor non-managing members, specifically the following risk factors: “The nominal purchase price paid by our sponsor for the founder shares may significantly dilute the implied value of your public shares in the event we consummate an initial business combination, and our sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our ordinary shares to decline materially,” “The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per public share” and “Since our sponsor, officers and directors, and any other holders of our founder shares, including any sponsor non-managing members, will lose their entire investment in us if our initial business combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.”

26.	We note that the sponsor non-managing members have indicated an interest to purchase approximately 74% of the units in the public offering. Please identify the twelve institutional investors, the number of units that each of these investors have indicated an interest in purchasing in the offering, and file any agreements with such investors as exhibits. Also, disclose the maximum percentage of the offering that could be purchased by these investors.

Response: We respectfully advise the Staff that we do not believe it is appropriate to disclose the identities of the institutional investors that have expressed interest in purchasing units in the offering. As disclosed in the Registration Statement, none of the institutional investors are affiliated with each other or with any members of the Company’s management, our sponsor or any of its affiliates. We have not entered into any written or oral agreements with any of the institutional investors regarding their expressions of interest. Accordingly, there are no agreements between any of the institutional investors and us that could be filed with the Amended Registration Statement. Further, the disclosure of the identities and indications of interest of the institutional investors creates a misleading impression to public investors as we have no assurances that any of the institutional investors will acquire any units in the offering. Such disclosure could be construed by other potential investors as a tacit endorsement of the offering by such institutional investors and could have the unintended consequence of attracting such other potential investors to the offering based solely on the information that a particular institutional investor has expressed interest in acquiring units in the offering as well as such institutional investor’s level of interest. Moreover, even if any of the institutional investors acquire units in the offering, none of the institutional investors will be required to (i) hold or otherwise be prohibited from disposing of any such units; (ii) vote in favor our initial business combination; or (iii) refrain from redeeming its shares in connection with our initial business combination. If, in fact, any of the institutional investors acquire units in the offering, that results in such institutional investor beneficially owning more than 5% of our outstanding Class A ordinary shares and/or public warrants, such institutional investor will have an obligation to file a Schedule 13D or 13G to report its beneficial ownership, at which time the identity of such institutional investor as well as the amount of securities actually acquired by such institutional investor will be publicly disclosed in the appropriate manner. We believe the Registration Statement provides the appropriate level of disclosure.

July 23, 2024

27.	Please disclose whether the sponsor non-managing members’ units would be subject to a lock up agreement, including a lock up agreement with the underwriters. Also, please clarify whether the institutional investors would be subject to any limitations on voting or disposition or otherwise with regard to the securities they may acquire in this offering.

Response: We have revised the disclosure in the Amended Registration Statement on the cover page and on pages 2, 24, 29, 30, 40, 73, 75, 130, 134, 159, 162 and 163. We note that the Registration Statement included disclosure under the section “Summary – The Offering – Expressions of interest” that the sponsor non-managing members will not be required to hold or otherwise be prohibited from disposing of any securities acquired in the offering, or to vote any public shares in favor of our initial business combination. We have added such disclosure elsewhere in the Amended Registration Statement on page 75.

28.	Please describe in greater detail the nature of the discussions or communications that SBXC officers have had with business combination partners considered by SBXC in relation to a potential business combination outside of SBXC.

Response: We have revised the disclosure in the Amended Registration Statement on pages 3, 12, 110 and 119.

29.	Please tell us whether SilverBox Securities LLC plans to make a market in the securities. If so, amend the registration statement to register the market-making activities.

Response: We supplementally advise the Staff that Silverbox Securities LLC does not plan to make a market in the securities of the Company.

*    *   *

July 23, 2024

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko
Paul Hastings LLP

cc:          Stephen Kadenacy, SilverBox Corp IV

Joseph Reece, SilverBox Corp IV

Dan Esters, SilverBox Corp IV

Ilir Mujalovic, Allen Overy Shearman Sterling US LLP

William B. Nelson, Allen Overy Shearman Sterling US LLP